SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
SouthEast Bancshares, Inc.
(Name of Issuer)
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00 per share
(Title of Class of Securities)
31984K10
(CUSIP Number of Class of Securities)
Mary Neil Price
Kathryn Reed Edge
Miller & Martin PLLC
1200 One Nashville Place
150 Fourth Avenue, North
Nashville, Tennessee 37219-2433
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.☐
Check the following box if the filing fee is a final amendment reporting the results of the transaction:☐
CALCULATION OF FILING FEE

Transaction Valuation*/**	Amount of Filing Fee-
$3,888,119	$777.62

For the purposes of calculation of fee only, this amount is based on 354,432 shares (the number of shares of common stock of the Issuer to be converted into Class A or Class B common stock in the proposed Reclassification) multiplied by $10.97, the book value per share of common stock computed as of June 30, 2007.

*	Based upon the value of the common stock to be converted to preferred stock or cash in the transaction.

**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $3,888,119 by 1/50th of 1%.

☐	Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party:
Form or Registration No.:	Date Filed:

INTRODUCTION
          This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by SouthEast Bancshares, Inc., a Tennessee corporation (the “Company” or “SouthEast”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. We are proposing that our shareholders approve a reclassification of the Company’s stock by approving an amendment to the Company’s charter. The proposed charter amendment, if approved, will authorize the issuance of the Class A Common Stock and Class B Common Stock.
          If the reclassification is approved, this is how the reclassification will affect our shareholders generally:
•	Shareholders who currently own 1,200 or more shares of common stock will continue to own the same number of shares of common stock.

•	Shareholders who own 301 to 1,199 shares of common stock will have their shares reclassified as the same number of shares of Class A Common Stock.

•	Shareholders who own 300 shares or less will have their shares reclassified as the same number of shares of Class B Common Stock.
          A principal effect and objective of the transaction will be to reduce the number of shareholders of record of common stock to less than 300 and to have less than 500 shareholders holding shares of each class of common stock, which will allow us to terminate our reporting obligations to the United States Securities and Exchange Commission.
          Incorporated by reference to this Schedule 13E is a proxy statement in connection with the special meeting of Company shareholders at which such shareholders will consider the proposed reclassification. The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
          All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
Reg. M-A 1001
          The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTIONS” is hereby incorporated herein by reference.
ITEM 2. Subject Company Information.
Reg. M-A 1002
(a)	The subject company is SouthEast Bancshares, Inc., a Tennessee corporation (the “Company”). The Company’s address is 1878 South Congress Parkway, Athens, Tennessee 37303. The Company’s telephone number is (423) 745-6444.

(b)	The subject securities are common stock, $1.00 par value, of the Company. The number of shares of the subject securities was 1,280,879 as of June 30, 2007.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF SOUTHEAST BANCSHARES, INC. COMMON STOCK AND DIVIDEND INFORMATION—Comparative Market Price Data” is hereby incorporated herein by reference.

(d)	The information about the trading market and price of the Company’s common stock is set forth in the proxy statement under the caption “MARKET PRICE OF SOUTHEAST BANCSHARES, INC. STOCK AND DIVIDEND INFORMATION — Dividends” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.
ITEM 3. Identity and Background of Filing Person.
Reg. M-A 1003(a) through (c)
(a) to (c) See Item 2(a) above. The filing person is SouthEast Bancshares, Inc. which is incorporated in the State of Tennessee. During the last five years, SouthEast Bancshares, Inc. has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
Directors and Executive Officers of SouthEast Bancshares, Inc.
Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 1878 South Congress Parkway, Athens, Tennessee 37303.

Name	Mailing Address	Occupation	Position
Sandra B. Boyd	3005 Canterbury Athens, TN 37303	VP Human Resources, Crescent, Inc. Niota, TN	Director

Sidney W. Breaux	127 County Road 156 Riceville, TN 37370	Banker	CEO; Director

William M. Buchanan	1025 S. Hunter Bend Road Decatur, TN 37322	Retired	Director

Tom B. Hughes III	2229 Breckenridge Street Athens, TN 37303	Banker	President and Chief Operating Officer; Director

C. William Inman	1528 Ten Mile Road Ten Mile, TN 37826	Farmer	Director

Gary L. Mason	222 County Road 361 Niota, TN 37826	Dairy Farmer	Director

F. Stephen Miller	466 Miller Road Decatur, TN 37322	Banker	Chairman; Director

Calvin D. Rockholt	525 Dogwood Lane Decatur, TN 37322	Owner, Rockholt’s Furniture	Director

R. Carter Runyan	206 N. Hill Street Athens, TN 37303	Principal, Jackson & Runyan CPAs	Director

Jerry D. Smith	1075 Hiwasse Circle Decatur, TN 37322	Banker	Executive Vice President; Director

Name	Mailing Address	Occupation	Position
Jerry E. Smith	702 County Road 446 Athens, TN 37303	Owner, Smith Funeral Home	Director

Paul L. Smith	3051 Lee Hwy. Athens, TN 37303	Attorney	Director

Martin C. Wilhelm	213 Circle Drive Athens, TN 37303	Dentist	Director

Shirley S. Woodcock	218 County Road 253 Athens, TN 37303	Vice-President, Sweetwater Valley Oil Company, Inc.	Director

M. Shellie Fugate	3153 Smyrna Road Dayton, TN 37321	Banker	SVP; CFO

James W. Dewhirst	6461 Hwy. 30E Decatur, TN 37322	Banker	SVP
          To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. Terms of Transaction.
Reg. M-A 1004(a) and (c) through (f)
(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Purpose and Structure of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on the Company.,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of the Company,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Accounting Treatment,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Material Federal

Income Tax Consequences of the Reclassification Transaction,” “DESCRIPTION OF CAPITAL STOCK — Class A and Class B Common Stock,” and “DESCRIPTION OF CAPITAL STOCK — Class A and Class B Common Stock to be Issued in the Reclassification Transaction,” is hereby incorporated herein by reference.

(b)	The Company has been advised that none of its directors or executive officers intend to tender shares pursuant to the going private transaction.

(c)	The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of the Company” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Dissenters’ Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK-Class A Common Stock and Class B Common Stock to be Issued in Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
Reg. M-A 1005(a) through (c) and (e)
(a)	This information is set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Related Transactions,” is hereby incorporated herein by reference.
(b) – (c) This information is set forth in the proxy statement under the caption “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction” and is incorporated herein by reference.
(e) Not applicable.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
Reg. M-A 1006(b) and (c)(1)-(8)
(b) This information is set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Proposed Transaction on the Company, “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Accounting Treatment” and is hereby incorporated herein by reference.
(c) The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on the Company;” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of the Company” is hereby incorporated herein by reference.
ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
Reg. M-A 1013
(a)-(c) The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the

Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.
(d) The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on the Company,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of the Company,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 8. Fairness of the Transaction
Reg. M-A 1014
(a)-(b) The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
(c) The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
(d) The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
(e) The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
(f) The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board

Recommendation,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 9. Reports, Opinions, Appraisals and Negotiations.
Reg. M-A 1015
(a)	The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” and “OTHER MATTERS — Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.
ITEM 10. Source and Amount of Funds or Other Consideration.
Reg. M-A 1007
(a)	The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Financing of the Reclassification Transaction” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Fees and Expenses” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Fees and Expenses” is hereby incorporated herein by reference.

(d)	Not applicable.
ITEM 11. Interest in Securities of the Subject Company.
Reg. M-A 1008
(a)	The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION – Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.

(b)	The list of transactions in the subject securities which occurred in the past 60 days is set forth in the proxy statement under the caption “—Transactions Involving Our Securities” and is hereby incorporated by reference.
ITEM 12. The Solicitation or Recommendation.
Reg. M-A 1012(d) and (e)
(d) The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “AMENDMENTS TO OUR CHARTER AND

RECLASSIFICATION TRANSACTION — Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.
(e) The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 13. Financial Statements.
Reg. M-A 1010(a) and (b)
(a)	Not applicable.

(b)	Not applicable.
ITEM 14. Persons/Assets, Retained, Employed, Compensated Or Used.
Reg. M-A 1009
(a)-(b) The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” is hereby incorporated by reference.
ITEM 15. Additional Information.
Reg. M-A 1011 (b)
(a) The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. Material To Be Filed As Exhibits.
Reg. M-A 1016(a) through (d), (f) and (g)
(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Preliminary Proxy Statement. *

(f)	Preliminary Proxy Statement. *

(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on , 2007.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August , 2007		SouthEast Bancshares, Inc.

/s/ F. Stephen Miller

	By:	F. Stephen Miller
	Title:	President, Chief Executive Officer, and Chairman

EXHIBIT INDEX

Exhibit
Number	Description

(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Preliminary Proxy Statement. *

(f)	Preliminary Proxy Statement. *

(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A filed with the SEC on 2007.